SKYGOAL, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021 and 2020

(Unaudited)

SKYGOAL, INC.
Balance Sheets

	As of December 31,	
	2021	2020
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$0	0
Prepaid expenses	0	0
Accounts receivable	0	0
TOTAL CURRENT ASSETS	0	0
TOTAL ASSETS	0	0
LIABILITIES AND SHAREHOLDERS EQUITY		
CURRENT LIABILITIES		
Accounts payable	0	0
TOTAL LIABILITIES	0	0
SHAREHOLDERS' EQUITY		
Capital Stock (10,000,000 shares authorized, 50,00,000 shares issued and outstanding. $.001 par value)	50,000	-
Additional Paid in Capital	0	-
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	50,000	0

SKYGOAL, INC.
Statement of Operations

	2021	2020
Operating income		
Partnership revenue	$ 0	$0
E-commerce Revenue	0	0
Cost of Goods Sold	0	0
Gross Profit	**0**	**0**
Operating Expenses		
Advertising & Marketing	0	0
Bank Charges & Fees	0	0
Legal & Professional Services	0	-
Meals & Entertainment	0	0
Office Supplies & Software	0	0
PayPal Fees	0	0
Rent & Lease	0	-
Salaries & Wages	0	0
Contract Labor	0	0
Travel	0	0
Utilities	0	0
Net Income	**0**	**0**

SKYGOAL, INC.
Consolidated Statement of Equity

| | COMMON STOCK | | PREFERRED STOCK | | Additional | Retained earnings | |
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, MAY 10, 2021 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	50,000,000	5,000	50,000,000	5,000	-	-	$ 10,000
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	-	-
ENDING BALANCE, DECEMBER 31, 2021	50,000,000	$5,000	50,000,000	$ 5,000	-	-	$ 10,000


SKYGOAL, INC.

Statement of Cash Flows


	2021	2020
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	(0)	(0)
Change in Prepaid Expenses	-	-
Change in Payables	-	(0)
Net Cash Flows From Operating Activities	(0)	(0)
Cash Flows From Financing Activities		0
Business and Personal Grants	0	
Net Cash Flows From Financing Activities	0	0
Cash at Beginning of Period	0	0
Net Increase (Decrease) In Cash	0	(0)
Cash at End of Period	0	(0)

SKYGOAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2021 and 2020

1. ORGANIZATION AND PURPOSE

SKYGOAL, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a education search engine platform for students and derives revenue from advertising, selling courses & through memberships.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021and December 31, 2020, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.